April 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave and Susan Block

Re:	Alvarium Tiedemann Holdings, Inc.
Registration Statement on Form S-1
Filed January 27, 2023
File No. 333-269448

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Alvarium Tiedemann Holdings, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, publicly filed on January 27, 2023 (the “Registration Statement”), as set forth in the Staff’s letter, dated February 21, 2023, addressed to Michael Tiedemann, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1

General

1.

It appears that the price of your common stock has fluctuated significantly in the last several months after completion of the merger transaction. Please revise your disclosure to address high price volatility, potential causes of such volatility, if known, and add a separately captioned risk factor to describe the risk to investors. In addition, on the prospectus cover page, disclose the following:

•	describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances;

•	for comparison purposes, disclose the market price of your common stock prior to the recent price volatility in your stock; and

•

describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 52 and 53 of Amendment No. 1 in response to the Staff’s comment.

2.

Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose, if true, that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

3.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	you refer to “[your] estimated financial position and results of operations” on page 47;

•

you disclose on page 62 “pro forma condensed combined financial statements do not give affect to any anticipated operating efficiencies or cost savings that may be associated with the business combination”;

•

you disclose that you “believe that following the Closing of the Business Combination, the sources of liquidity discussed above will continue to be sufficient to fund [your] working capital requirements” on pages 108 and 134;

•	your disclosure that “following the Business Combination, you will be subject to U.S. federal and state income taxes” on pages 110 and 136;

•	your list of named executives “who will be named executive officers . of the Company following Business Combination” on page 236; and

•

you disclose on page 47 that “future resales” of shares after the consummation of the business combination may cause your market price to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the pages described above, and elsewhere as appropriate, in response to the Staff’s comment.

Cover page

4.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

5.

Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 53, 54 and 88 of Amendment No. 1 in response to the Staff’s comment.

6.

Please disclose the number of shares representing your public float. State, if true, that the shares being registered for resale exceed your public float and state the percentage of our public float that the shares being offered for resale represent. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 52 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 7

7.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 52 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 138

8.

We note that the projected Economic Revenue for 2022 were $246.8 million, as set forth in the unaudited prospective financial information management prepared and provided to the Cartesian Growth Corporation’s Board in connection with the evaluation of the Business Combination. We also note that your actual net income for the Nine Months Ended September 30, 2022 appears to be significantly lower than the projected Economic Revenue, and as such it appears that you will miss your 2022 revenue projection. If applicable, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cartesian on page 88, Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWMH on page 101, Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TIG Entities on pages 122, and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alvarium on pages 144 and 145 to provide updated information about the Company’s financial position and further risks to the business operations and liquidity.

9.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cartesian on page 88 to acknowledge the disparity between the exercise price of the warrants and the current trading price of the Company’s Class A Common Stock, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWMH on page 101, Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TIG Entities on pages 122, and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alvarium on page 145, to address changes in the Company’s liquidity position since the business combination and the Company’s ability to raise additional capital.

10.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cartesian on page 88, to discuss that the Offering involves a substantial percentage of shares for resale and how the potential of the sale of the Resale Securities could affect the market price of the Company’s Class A Common Stock.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (305) 579-0739.

Sincerely,

/s/ Thomas Martin
Thomas Martin, Esq.

Enclosures

cc:	Michael Tiedemann, Alvarium Tiedemann Holdings, Inc.
Alan I. Annex, Esq, Greenberg Traurig, LLP